[Note:  the following letter is being filed electronically via Edgar.  The redacted information contained on Exhibit A of the letter is the subject of a confidential treatment request pursuant to Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83).]

Via Facsimile and UPS Overnight Mail

December 17, 2008

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Cherokee Inc.
Form 10-K for fiscal year ended February 2, 2008
Filed April 17, 2008
File No. 000-18640

Dear Mr. Reynolds:

In response to the Staff’s request in a letter to Cherokee Inc. (“Cherokee”) dated December 9, 2008 (the “Staff Letter”), Cherokee is supplementally providing the information requested in comment 2 regarding Segment Reporting, page 40 of our Form 10-K, and such information is attached hereto.

Segment Reporting, Page 40

2.  We note the Tesco license agreement included the United Kingdom and Ireland in 2001, and then added other foreign countries beginning in 2004.  Please tell us if any individual country within the Europe category is individually material and if revenue for those countries should be disclosed.  Also, please tell us the amount of revenue earned by each foreign country for the three periods presented.  See paragraph 38 of SFAS No. 131.

Cherokee requests that the chart attached hereto be kept confidential.  Cherokee further request that the materials be returned upon completion of your review and that no copies be retained.

Sincerely,

/s/ Russell J. Riopelle
Russell J. Riopelle
Chief Financial Officer
Cherokee Inc.

Exhibit A: Revenues by Country

	FYE	as % of	FYE	as % of	FYE	as % of
Licensee and Country	02/02/08	Royalties	02/03/07	Royalties	01/28/08	Royalties

North America
Target - U.S.	*	*	*	*	*	*
Zellers - Canada	*	*	*	*	*	*
Mervyns - U.S.	*	*	*	*	*	*
Mossimo - U.S.	*	*	*	*	*	*
TJX Companies - U.S. (Carol Little brands)	*	*	*	*	*	*
Wal-Mart - U.S. (Norma Kamali brand)	*	*	*	*	*	*
May Co - U.S. (HouseBeautiful brand)	*	*	*	*	*	*
Comercial Mexicana/Grupo Aviara - Mexico	*	*	*	*	*	*
Sears - U.S. (Latina brand)	*	*	*	*	*	*
Radio Shack - U.S.	*	*	*	*	*	*
Other - Misc Wholesale CHKE - U.S.	*	*	*	*	*	*
Other - Misc Sideout - U.S.	*	*	*	*	*	*

Europe
Tesco - UK	*	*	*	*	*	*
Tesco - Ireland	*	*	*	*	*	*
Tesco - Czech Republic	*	*	*	*	*	*
Tesco - Slovakia	*	*	*	*	*	*
Tesco - Poland	*	*	*	*	*	*
Tesco - Hungary	*	*	*	*	*	*
Total Tesco	*	*	*	*	*	*
Carrefour - France	*	*	*	*	*	*
Carrefour - Spain	*	*	*	*	*	*
Carrefour - Portugal	*	*	*	*	*	*
Carrefour - Italy	*	*	*	*	*	*
Carrefour - Belgium	*	*	*	*	*	*
Carrefour - Switzerland	*	*	*	*	*	*
Carrefour - Greece	*	*	*	*	*	*
Carrefour (rounding)	*	*	*	*	*	*
Eroski - Spain (to begin in FY2010)	*	*	*	*	*	*

Rest of world
Pick N Pay - South Africa	*	*	*	*	*	*
Al Hokair - Persian Gulf	*	*	*	*	*	*
Falabella - Chile	*	*	*	*	*	*
P&L Global - Latin America (Sideout Brand)	*	*	*	*	*	*
Bolderway - China (Sideout brand)	*	*	*	*	*	*
Other (combined)	*	*	*	*	*	*
Adjustment for rounding	*	*	*	*	*	*

*The redacted information contained on Exhibit A hereto is the subject of a confidential treatment request pursuant to Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83).